CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	July 2, 2023	January 1, 2023
Current assets:
Cash and cash equivalents	$68,608	$150,417
Trade accounts receivable (note 4)	525,208	248,785
Income taxes receivable	2,100	—
Inventories (note 5)	1,226,702	1,225,940
Prepaid expenses, deposits and other current assets	97,287	101,810
Total current assets	1,919,905	1,726,952
Non-current assets:
Property, plant and equipment	1,163,911	1,115,169
Right-of-use assets	75,682	77,958
Intangible assets	225,656	229,951
Goodwill	271,677	271,677
Deferred income taxes	6,051	16,000
Other non-current assets	8,950	2,507
Total non-current assets	1,751,927	1,713,262
Total assets	$3,671,832	$3,440,214
Current liabilities:
Accounts payable and accrued liabilities	$419,349	$471,208
Income taxes payable	—	6,637
Current portion of lease obligations (note 8(d))	14,445	13,828
Current portion of employee benefit obligations	12,364	—
Current portion of long-term debt (note 6)	150,000	150,000
Total current liabilities	596,158	641,673
Non-current liabilities:
Long-term debt (note 6)	995,000	780,000
Lease obligations (note 8(d))	79,109	80,162
Other non-current liabilities	47,809	56,217
Total non-current liabilities	1,121,918	916,379
Total liabilities	1,718,076	1,558,052
Equity:
Share capital	218,968	202,329
Contributed surplus	67,797	79,489
Retained earnings	1,650,299	1,590,499
Accumulated other comprehensive income (note 10)	16,692	9,845
Total equity attributable to shareholders of the Company	1,953,756	1,882,162
Total liabilities and equity	$3,671,832	$3,440,214
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2023 35

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Six months ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Net sales (note 14)	$840,438	$895,581	$1,543,301	$1,670,452
Cost of sales	623,842	630,596	1,139,042	1,165,034
Gross profit	216,596	264,985	404,259	505,418
Selling, general and administrative expenses(1)	78,064	89,431	159,909	170,440
Gain on sale and leaseback (note 8(e))	—	—	(25,010)	—
Net insurance gains (note 8(f))	(74,172)	—	(74,172)	—
Restructuring and acquisition-related costs (recovery) (note 7)	30,009	1,594	32,844	(1,200)
Operating income	182,695	173,960	310,688	336,178
Financial expenses, net (note 8(b))	20,731	7,350	37,683	14,364
Earnings before income taxes	161,964	166,610	273,005	321,814
Income tax expense	6,676	8,369	20,100	17,210
Net earnings	155,288	158,241	252,905	304,604
Other comprehensive income (loss), net of related income taxes (note 10):
Cash flow hedges	1,537	(19,406)	6,847	3,780
Comprehensive income	$156,825	$138,835	$259,752	$308,384
Earnings per share (note 11):
Basic	$0.87	$0.85	$1.42	$1.63
Diluted	$0.87	$0.85	$1.41	$1.62
(1) The Company recasted comparative figures to conform to the current period's presentation by grouping Impairment (reversal of impairment) of trade accounts receivable in Selling, general and administrative expenses.

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2023 36

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Six months ended July 2, 2023 and July 3, 2022
(in thousands or thousands of U.S. dollars) - unaudited

	Share capital		Contributed surplus	Accumulated other comprehensive income	Retained earnings	Total equity
	Number	Amount
Balance, January 1, 2023	179,709	$202,329	$79,489	$9,845	$1,590,499	$1,882,162
Share-based compensation	—	—	16,018	—	—	16,018
Shares issued under employee share purchase plan	27	806	—	—	—	806
Shares issued pursuant to exercise of stock options	218	6,250	(846)	—	—	5,404
Shares issued or distributed pursuant to vesting of restricted share units	648	14,429	(29,807)	—	—	(15,378)
Shares repurchased for cancellation	(3,553)	(4,296)	—	—	(105,993)	(110,289)
Share repurchases for settlement of non-Treasury RSUs	(648)	(550)	—	—	(19,005)	(19,555)
Deferred compensation to be settled in non-Treasury RSUs	—	—	2,075	—	—	2,075
Dividends declared	—	—	868	—	(68,107)	(67,239)
Transactions with shareholders of the Company recognized directly in equity	(3,308)	16,639	(11,692)	—	(193,105)	(188,158)
Cash flow hedges (note 10)	—	—	—	6,847	—	6,847
Net earnings	—	—	—	—	252,905	252,905
Comprehensive income	—	—	—	6,847	252,905	259,752
Balance, July 2, 2023	176,401	$218,968	$67,797	$16,692	$1,650,299	$1,953,756
Balance, January 2, 2022	192,267	$191,732	$58,128	$64,809	$1,604,736	$1,919,405
Share-based compensation	—	—	15,651	—	—	15,651
Shares issued under employee share purchase plan	21	761	—	—	—	761
Shares issued pursuant to exercise of stock options	43	1,343	(327)	—	—	1,016
Shares issued or distributed pursuant to vesting of restricted share units	150	4,255	(8,319)	—	—	(4,064)
Shares repurchased for cancellation	(8,697)	(8,803)	—	—	(302,927)	(311,730)
Share repurchases for settlement of non-Treasury RSUs	(148)	(116)	—	—	(5,593)	(5,709)
Deferred compensation to be settled in non-Treasury RSUs	—	—	2,110	—	—	2,110
Dividends declared	—	—	742	—	(63,373)	(62,631)
Transactions with shareholders of the Company recognized directly in equity	(8,631)	(2,560)	9,857	—	(371,893)	(364,596)
Cash flow hedges (note 10)	—	—	—	3,780	—	3,780
Net earnings	—	—	—	—	304,604	304,604
Comprehensive income	—	—	—	3,780	304,604	308,384
Balance, July 3, 2022	183,636	$189,172	$67,985	$68,589	$1,537,447	$1,863,193
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2023 37

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Six months ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Cash flows from (used in) operating activities:
Net earnings	$155,288	$158,241	$252,905	$304,604
Adjustments for:
Depreciation and amortization (note 8(a))	31,603	32,288	59,539	65,744
Timing differences between settlement of financial derivatives and transfer of deferred gains or losses in accumulated OCI to inventory and net earnings	4,232	36,394	10,049	37,673
(Gain) Loss on disposal of property, plant and equipment, including insurance recoveries	(88)	(3,849)	(25,121)	(6,214)
Share-based compensation	8,062	8,301	16,092	15,721
Deferred income taxes	2,545	—	9,939	4,000
Other (note 12(a))	14,595	2,683	4,006	(2,624)
Changes in non-cash working capital balances (note 12(c))	(34,412)	(24,320)	(325,001)	(260,631)
Cash flows from (used in) operating activities	181,825	209,738	2,408	158,273

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(54,105)	(54,364)	(127,062)	(86,445)
Purchase of intangible assets	(1,915)	(1,199)	(2,814)	(3,108)
Proceeds from sale and leaseback and other disposals of property, plant and equipment	252	5,301	51,273	5,299
Cash flows from (used in) investing activities	(55,768)	(50,262)	(78,603)	(84,254)

Cash flows from (used in) financing activities:
Increase (decrease) in amounts drawn under long-term bank credit facility	15,000	(30,000)	215,000	215,000
Payment of lease obligations	(4,122)	(4,489)	(17,117)	(9,121)
Dividends paid	(67,239)	(62,631)	(67,239)	(62,631)
Proceeds from the issuance of shares	1,013	393	6,136	1,707
Repurchase and cancellation of shares	(75,704)	(109,522)	(107,722)	(314,175)
Share repurchases for settlement of non-Treasury RSUs	—	—	(19,555)	(5,709)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(138)	—	(15,378)	(4,064)
Cash flows from (used in) financing activities	(131,190)	(206,249)	(5,875)	(178,993)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(96)	(1,136)	261	(606)
(Decrease) Increase in cash and cash equivalents during the period	(5,229)	(47,909)	(81,809)	(105,580)
Cash and cash equivalents, beginning of period	73,837	121,575	150,417	179,246
Cash and cash equivalents, end of period	$68,608	$73,666	$68,608	$73,666

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$15,138	$4,543	$29,397	$10,653
Income taxes, net of refunds	11,785	14,029	17,880	15,606
Supplemental disclosure of cash flow information (note 12).
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2023 38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended July 2, 2023
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:
Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, hosiery, and underwear. The Company’s fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These unaudited condensed interim consolidated financial statements are as at and for the three and six months ended July 2, 2023 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:
(a) Statement of compliance:
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s fiscal 2022 audited consolidated financial statements. The Company applied the same accounting policies in the preparation of these unaudited condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except for the adoption of new standards effective as of January 2, 2023 as described below in note 2(d).

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on August 2, 2023.

(b) Seasonality of the business:
The Company’s net sales are subject to seasonal variations. Net sales have historically been higher during the second and third quarters.

(c) Operating segments:
The Company manages its business on the basis of one reportable operating segment.

QUARTERLY REPORT - Q2 2023 39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. BASIS OF PREPARATION (CONTINUED):
(d) Initial application of new accounting standards and interpretations in the reporting period:

In June 2023, the Company adopted the following new or amended accounting standards:
IAS 12 Amendment International Tax Reform - Pillar Two Model Rules
In May 2023, the International Accounting Standards Board (IASB) issued the IAS 12 Amendment International Tax Reform - Pillar Two Model Rules on mandatory relief for accounting for deferred taxes from the global minimum taxation. The amendments provide a temporary exception from the requirement to recognise and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules published by the OECD, including tax law that implements qualified domestic minimum top-up taxes described in those rules. The amendments also introduce targeted disclosure requirements in the notes for affected entities to enable users of financial statements to understand the extent to which an entity will be affected by the minimum tax, particularly before the legislation comes into force. The amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the impact of the amendment on its annual consolidated financial statements.

On January 2, 2023, the Company adopted the following new or amended accounting standards:
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:

–Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
–Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.

The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. The Company will update accounting policy information disclosures in the annual consolidated financial statements for the year ended December 31, 2023.

Amendments to IAS 8, Definition of Accounting Estimates
In February 2021, the IASB amended IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The amendment of IAS 8 had no impact on the Company’s consolidated financial statements.

Amendments to IAS 12, Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction
On May 7, 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. The amendments are effective for annual periods beginning on or after January 1, 2023. The amendment of IAS 12 did not have a material impact on the Company’s consolidated financial statements. The changes will be reflected in the Income taxes note disclosure to the annual consolidated financial statements for the year ended December 31, 2023.

QUARTERLY REPORT - Q2 2023 40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:
Amendments to IAS 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The 2020 amendments and the 2022 amendments (collectively “the Amendments”) are effective for annual periods beginning on or after January 1, 2024. Early adoption is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

4. TRADE ACCOUNTS RECEIVABLE:

	July 2, 2023	January 1, 2023
Trade accounts receivable	$536,378	$264,179
Allowance for expected credit losses	(11,170)	(15,394)
	$525,208	$248,785

As at July 2, 2023, trade accounts receivables being serviced under a receivables purchase agreement amounted to $213.3 million (January 1, 2023 - $193.2 million). The receivables purchase agreement, which allows for the sale of a maximum of $300 million of accounts receivables at any one time, expires on June 18, 2024, subject to annual extensions. The Company retains servicing responsibilities, including collection, for these trade receivables but has not retained any credit risk with respect to any trade receivables that have been sold. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was $3.8 million (2022 - $0.9 million) and $7.9 million (2022 - $1.3 million), respectively, for the three and six months ended July 2, 2023, and was recorded in bank and other financial charges.

The movement in the allowance for expected credit losses in respect of trade receivables was as follows:

	Three months ended		Six months ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Allowance for expected credit losses, beginning of period	$(12,731)	$(14,315)	$(15,394)	$(13,704)
Reversal of impairment (Impairment) of trade accounts receivable	1,554	(1,051)	3,823	(1,547)
Write-off (Recoveries) of trade accounts receivable	7	49	401	(66)
Allowance for expected credit losses, end of period	$(11,170)	$(15,317)	$(11,170)	$(15,317)

QUARTERLY REPORT - Q2 2023 41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. INVENTORIES:

	July 2, 2023	January 1, 2023
Raw materials and spare parts inventories	$199,246	$251,700
Work in progress	60,801	77,726
Finished goods	966,655	896,514
	$1,226,702	$1,225,940

6. LONG-TERM DEBT:

	Effective interest rate(1)	Principal amount		Maturity date
		July 2, 2023	January 1, 2023
Non-current portion of long-term debt
Revolving long-term bank credit facility, interest at variable U.S. interest rate(2)(3)	6.2%	$545,000	$330,000	March 2027
Term loan, interest at variable U.S. interest rate, payable monthly(2)(4)	4.6%	300,000	300,000	June 2026
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(5)	2.9%	100,000	100,000	August 2026
Notes payable, interest at Adjusted LIBOR plus a spread of 1.57%, payable quarterly(5)(6)	2.9%	50,000	50,000	August 2026
		$995,000	$780,000
Current portion of long-term debt
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(5)	2.7%	100,000	100,000	August 2023
Notes payable, interest at Adjusted LIBOR plus a spread of 1.53%, payable quarterly(5)(6)	2.7%	50,000	50,000	August 2023
		$150,000	$150,000
Long-term debt		$1,145,000	$930,000
(1)Represents the annualized effective interest rate for the six months ended July 2, 2023, including the cash impact of interest rate swaps, where applicable.
(2)Secured Overnight Financing Rate (SOFR) advances at adjusted Term SOFR (includes a 0% to 0.25% reference rate adjustment) plus a spread ranging from 1% to 3%.
(3)The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $30.8 million (January 1, 2023 - $43.9 million) has been committed against this facility to cover various letters of credit.
(4)The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments).
(5)The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the note purchase agreement related thereto.
(6)Adjusted LIBOR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.53%.

On May 26, 2023, the Company amended its $300 million term loan to include an additional $300 million delayed draw term loan ("DDTL") with a one year maturity from the effective date. All other terms of the agreement remained unchanged. A portion of the DDTL is expected to be used to repay the current portion of notes payables due in August 2023. As at the end of the second quarter, the Company has not drawn on the DDTL.

QUARTERLY REPORT - Q2 2023 42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
6. LONG-TERM DEBT (continued):

On March 25, 2022, the Company amended and extended its unsecured revolving long-term bank credit facility of $1 billion to March 2027. As part of the amendment, LIBOR references were replaced with Term Secured Overnight Financing Rate (‘‘Term SOFR’’) and the revolving facility includes a sustainability-linked loan ("SLL") structure, whereby its applicable margins are adjusted upon achievement of certain sustainability targets, which commenced in 2022.

On March 25, 2022, the Company amended its $300 million term loan to replace LIBOR references by Term SOFR references.

On June 30, 2022, the Company amended its notes purchase agreement to include LIBOR fallback provisions to replace LIBOR with adjusted term SOFR, adjusted daily simple SOFR or any relevant alternate rate selected by the note holders and the Company upon a benchmark transition event or early opt-in election.

The Company was in compliance with all financial covenants at July 2, 2023 and expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts.

7. RESTRUCTURING AND ACQUISITION-RELATED COSTS (RECOVERY):

	Three months ended		Six months ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Employee termination and benefit costs	$15,324	$—	$15,831	$584
Exit, relocation and other costs	7,192	409	9,903	803
Net (gain) loss on disposal, write-downs, and accelerated depreciation of property, plant and equipment, right-of-use assets and computer software related to exit activities	7,493	1,143	7,110	(2,734)
Acquisition-related transaction costs	—	42	—	147
	$30,009	$1,594	$32,844	$(1,200)

Restructuring and acquisition-related costs for the six months ended July 2, 2023 related to the following: $28.5 million primarily for the consolidation and closure of manufacturing facilities in Central America, $2.9 million related to the December 2022 closure of a yarn-spinning plant in the U.S., and the exit cost from terminating a lease on a previously closed yarn facility, and $1.4 million mainly related to the completion of previously initiated restructuring activities. Restructuring and acquisition-related recovery for the six months ended July 3, 2022 mainly related to a gain of $3.4 million on the sale of a former manufacturing facility in Mexico, partly offset by $1.1 million in accelerated depreciation of right-of-use assets and $0.6 million in employee termination and benefit costs related to the closure of a distribution centre in the U.S.

QUARTERLY REPORT - Q2 2023 43

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. OTHER INFORMATION:
(a) Depreciation and amortization:

	Three months ended		Six months ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Depreciation of property, plant and equipment	$25,021	$25,843	$49,626	$51,345
Depreciation of right-of-use assets	3,415	4,212	6,674	8,160
Adjustment for the variation of depreciation included in inventories at the beginning and end of the period	(246)	(2,593)	(3,648)	(3,431)
Amortization of intangible assets, excluding computer software	2,037	3,443	4,138	6,887
Amortization of computer software	1,376	1,383	2,749	2,783
Depreciation and amortization included in net earnings	$31,603	$32,288	$59,539	$65,744

Included in property, plant and equipment as at July 2, 2023 is $194.5 million (January 1, 2023 - $172.8 million) of buildings and equipment not yet available for use in operations. Included in intangible assets as at July 2, 2023 is $2.8 million (January 1, 2023 - $4.4 million) of software not yet available for use in operations. Depreciation and amortization on these assets commence when the assets are available for use.

As at July 2, 2023, the Company has approximately $165.5 million in commitments to purchase property and equipment, mainly related to manufacturing capacity expansion projects.

(b) Financial expenses, net:

	Three months ended		Six months ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Interest expense on financial liabilities recorded at amortized cost(1)	$14,671	$4,969	$26,077	$8,744
Bank and other financial charges	4,985	2,147	10,261	3,934
Interest accretion on discounted lease obligations	885	769	1,588	1,557
Interest accretion on discounted provisions	53	51	105	102
Foreign exchange (gain) loss	137	(586)	(348)	27
	$20,731	$7,350	$37,683	$14,364
(1) Net of capitalized borrowing costs of $1.0 million (2022 - $0.4 million) and $2.0 million (2022 - $0.7 million) respectively, for the three and six months ended July 2, 2023.

(c) Related party transaction:
The Company incurred expenses for aircraft usage of $0.3 million (2022 - $0.6 million) and $0.5 million (2022 - $1.5 million) respectively, for the three and six months ended July 2, 2023, with a company controlled by the President and Chief Executive Officer of the Company. The payments made are in accordance with the terms of the agreement established and agreed to by the related parties. As at July 2, 2023, the amount in accounts payable and accrued liabilities related to the airplane usage was $0.3 million (January 1, 2023 - $0.1 million).

As at July 2, 2023, the Company has a commitment of $1.0 million under this agreement, which relates to minimum usage fees for the remainder of fiscal 2023.

QUARTERLY REPORT - Q2 2023 44

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. OTHER INFORMATION (continued):
(d) Lease obligations:
The Company’s leases are primarily for manufacturing, sales, distribution, and administrative facilities.

The following table presents lease obligations recorded in the statement of financial position:

	July 2, 2023	January 1, 2023
Current	$14,445	$13,828
Non-current	79,109	80,162
	$93,554	$93,990

The following table presents the future minimum lease payments under non-cancellable leases (including short-term leases) as at July 2, 2023:

July 2, 2023
Less than one year	$19,101
One to five years	57,449
More than five years	34,738
$111,288

For the three and six months ended July 2, 2023, the total cash outflow for recognized lease obligations (including interest) was $5.0 million and $18.7 million (2022 - $5.3 million and $10.7 million), of which $4.1 million and $17.1 million (2022 - $4.5 million and $9.1 million), was included as part of cash outflows used in financing activities. The increase in cash outflow is largely due to the termination of a lease related to a previously closed yarn spinning facility.

(e) Sale and leaseback
During the six months ended July 2, 2023, the Company entered into an agreement to sell and leaseback one of its distribution centres located in the U.S. The proceeds of disposition of $51.0 million, which represent the fair value of the distribution centre, were recognized in the Consolidated Statement of Cash Flows as proceeds from sale and leaseback and other disposals of property, plant and equipment within investing activities. The Company recognized a right-of-use asset of $3.9 million and a lease obligation of $15.5 million. In addition, a pre-tax gain on sale of $25.0 million ($15.5 million after tax) was recognized in the condensed interim consolidated statements of earnings and comprehensive income in gain on sale and leaseback.

(f) Net insurance gains
During the second quarter, the Company finalized an agreement with the insurer to close its insurance claims related to the two hurricanes which occurred in Central America in November 2020, and received a final insurance claims payment of $74.0 million, relating to the business interruption portion of its claims. This payment resulted in the recognition of a corresponding gain in the Company’s consolidated statement of earnings and comprehensive income in the second quarter of 2023.

QUARTERLY REPORT - Q2 2023 45

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
9. FAIR VALUE MEASUREMENT:
Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the unaudited condensed interim consolidated statements of financial position are as follows:

	July 2, 2023	January 1, 2023
Financial assets
Amortized cost:
Cash and cash equivalents	$68,608	$150,417
Trade accounts receivable	525,208	248,785
Financial assets included in prepaid expenses, deposits and other current assets	54,763	48,274
Long-term non-trade receivables included in other non-current assets	7,517	118
Fair value through other comprehensive income:
Derivative financial assets included in prepaid expenses, deposits and other current assets	17,954	23,765
Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities(1)	411,698	462,496
Long-term debt - bearing interest at variable rates	945,000	730,000
Long-term debt - bearing interest at fixed rates(2)	200,000	200,000
Fair value through other comprehensive income:
Derivative financial liabilities included in accounts payable and accrued liabilities	7,651	8,712
(1) Accounts payable and accrued liabilities include $7.3 million (January 1, 2023 - $17.9 million) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement. Accounts payable and accrued liabilities also include balances payable of $53.9 million (January 1, 2023 - $35.7 million) resulting mainly from a one-week timing difference between the collection of sold receivables and the weekly remittance to the bank counterparty under the receivables purchase agreement that is disclosed in note 4 to these condensed interim consolidated financial statements.
(2) The fair value of the long-term debt bearing interest at fixed rates was $196.1 million as at July 2, 2023 (January 1, 2023 - $197.1 million).

QUARTERLY REPORT - Q2 2023 46

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
9. FAIR VALUE MEASUREMENT (continued):

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates, or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

Derivatives
Derivative financial instruments are designated as effective hedging instruments and consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company. As at July 2, 2023, the notional amount of TRS outstanding was 366,914 shares.

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT - Q2 2023 47

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”):

	Three months ended		Six months ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Net (loss) gain on derivatives designated as cash flow hedges:
Foreign currency risk	$(831)	$7,127	$(3,009)	$9,243
Commodity price risk	3,706	9,668	8,931	54,626
Interest rate risk	2,004	1,571	(759)	12,405
Income taxes	8	(71)	30	(92)
Amounts reclassified from OCI to inventory, related to commodity price risk	(4,579)	(32,581)	(1,731)	(65,170)
Amounts reclassified from OCI to net earnings, related to foreign currency risk, commodity price risk, and interest rate risk, and included in:
Net sales	653	(3,087)	1,193	(4,826)
Cost of sales	(33)	(6)	(88)	(6)
Selling, general and administrative expenses	325	(55)	1,095	(41)
Financial expenses, net	296	(2,022)	1,219	(2,430)
Income taxes	(12)	50	(34)	71
Other comprehensive income (loss)	$1,537	$(19,406)	$6,847	$3,780

The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the three and six months ended July 2, 2023. The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the three and six months ended July 2, 2023. No ineffectiveness has been recognized in net earnings for the three and six months ended July 2, 2023.

As at July 2, 2023, accumulated other comprehensive income of $16.7 million consisted of net deferred gains on commodity forward, option, and swap contracts of $3.1 million, net deferred gains on interest rate swap contracts of $15.3 million, and net deferred losses on forward foreign exchange contracts of $1.7 million. Approximately $9.3 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to inventory or net earnings within the next twelve months.

QUARTERLY REPORT - Q2 2023 48

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. EARNINGS PER SHARE:
Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Six months ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Net earnings - basic and diluted	$155,288	$158,241	$252,905	$304,604
Basic earnings per share:
Basic weighted average number of common shares outstanding	177,624	185,506	178,584	187,425
Basic earnings per share	$0.87	$0.85	$1.42	$1.63
Diluted earnings per share:
Basic weighted average number of common shares outstanding	177,624	185,506	178,584	187,425
Plus dilutive impact of stock options, Treasury RSUs and common shares held in trust	278	363	289	627
Diluted weighted average number of common shares outstanding	177,902	185,869	178,873	188,052
Diluted earnings per share	$0.87	$0.85	$1.41	$1.62

Excluded from the above calculation for the three months ended July 2, 2023 are 1,132,737 stock options (2022 - 1,132,737) and nil Treasury RSUs (2022 - 25,614) which were deemed to be anti-dilutive. Excluded from the above calculation for the six months ended July 2, 2023 are 1,132,737 stock options (2022 - nil) and nil treasury RSUs (2022 - 25,614) which were deemed to be anti-dilutive.

12. SUPPLEMENTAL CASH FLOW DISCLOSURE:
(a) Adjustments to reconcile net earnings to cash flows from (used in) operating activities - other items:

	Three months ended		Six months ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Unrealized net loss (gain) on foreign exchange and financial derivatives	$(451)	$(582)	$(551)	$(847)
Non-cash restructuring costs (recoveries) related to property, plant and equipment, right-of-use assets, and computer software (note 7)	7,493	1,143	7,110	(2,734)
Other non-current assets	198	744	(6,443)	1,030
Other non-current liabilities	7,355	1,378	3,890	(73)
	$14,595	$2,683	$4,006	$(2,624)

QUARTERLY REPORT - Q2 2023 49

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):
(b) Variations in non-cash transactions:

	Three months ended		Six months ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Dividends payable	$(33,566)	$(31,451)	$—	$—
Shares repurchased for cancellation included in accounts payable and accrued liabilities	2,567	971	2,567	(2,445)
Net additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	(703)	4,723	(7,874)	10,911
Proceeds on disposal of property, plant and equipment and computer software included in other current assets	(313)	(53)	(313)	(55)
Additions to right-of-use assets included in lease obligations	138	6,142	4,323	7,430
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	96	—	15,275	4,582
Deferred compensation credited to contributed surplus	—	—	(2,075)	(2,110)
Non-cash ascribed value credited to contributed surplus for dividends attributed to restricted share units	868	742	868	742

(c) Changes in non-cash working capital balances:

	Three months ended		Six months ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Trade accounts receivable	$(125,323)	$(2,806)	$(274,630)	$(133,154)
Income taxes	(8,904)	(5,706)	(8,633)	(2,441)
Inventories	88,313	(78,919)	2,886	(193,235)
Prepaid expenses, deposits and other current assets	2,889	3,495	(901)	9,425
Accounts payable and accrued liabilities	8,613	59,616	(43,723)	58,774
	$(34,412)	$(24,320)	$(325,001)	$(260,631)

13. CONTINGENT LIABILITIES:
Claims and litigation
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

QUARTERLY REPORT - Q2 2023 50

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. DISAGGREGATION OF REVENUE:
Net sales by major product group were as follows:

	Three months ended		Six months ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Activewear	$691,758	$757,813	$1,279,558	$1,425,073
Hosiery and underwear	148,680	137,768	263,743	245,379
	$840,438	$895,581	$1,543,301	$1,670,452

Net sales were derived from customers located in the following geographic areas:

	Three months ended		Six months ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
United States	$745,907	$796,074	$1,370,963	$1,477,894
Canada	28,110	31,444	53,781	61,638
International	66,421	68,063	118,557	130,920
	$840,438	$895,581	$1,543,301	$1,670,452

QUARTERLY REPORT - Q2 2023 51